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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                     1-14227


                                                                  CUSIP NUMBER
                                                                    024377103

                                  (Check One):

                  [ ] Form 10-K and Form 10-KSB [ ] Form 20-F
                  [x] Form 10-Q and 10-QSB      [ ] Form N-SAR

         For Period Ended:      March 31, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I--REGISTRANT INFORMATION
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   Full Name of Registrant                 American Bank Note Holographics, Inc.

   Former Name if Applicable

                                       N/A
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         Address of Principal Executive Office (Street and Number)

                             399 Executive Boulevard
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  City, State and Zip Code                   Elmsford, New York  10523
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PART II--RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE


State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

The Company is in the process of compiling the information necessary to complete the restatement of its financial statements. Until such restatement is complete, the Company could not compile the financial information necessary to complete its Form 10-Q in accordance with Regulation S-X in a timely manner without unreasonable effort and expense.


PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

  Kenneth Traub                     (914)                       592-2355
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    (Name)                       (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [ ]Yes    [x] No

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [x]Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Since the Company is in the process of compiling the information necessary to restate its financial statements, the Company cannot provide a reasonable estimate of results at this time. The Company's response to this item, is supplemented by the contents of the press releases issued by the Company on January 19, 1999, January 25, 1999, February 1, 1999, February 4, 1999, March 26, 1999, April 9, 1999 and April 15, 1999. Each of such press releases was included as an Exhibit to a Current Report on Form 8-K (filed on January 20, 1999, January 26, 1999, February 1, 1999, February 5, 1999, March 30, 1999 and
April 9, 1999 and April 16, 1999, respectively) and is hereby incorporated by reference herein.


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                      American Bank Note Holographics, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 14, 1999                 By:        /s/ Alan Goldstein
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                                         Alan Goldstein, Chief Financial Officer